Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

EXPLANATORY NOTE

Alcatel Lucent S.A. posted a hyperlink to the following Press Release of Nokia Corporation on its website.

[Nokia press release] Nokia celebrates first day of combined operations with Alcatel-Lucent

Espoo, Finland – Nokia and Alcatel-Lucent today celebrate their first day of combined operations, marking the completion of Nokia’s latest transformation and the creation of a global leader in technology and services for an IP connected world.

“Nokia has gone through a fundamental transformation,” said Risto Siilasmaa, Chairman of the Nokia Board of Directors. “Over 99% of our more than 100 000 employees did not carry a Nokia badge just three short years ago. Our earnings, market cap and growth opportunities have multiplied. We have a powerful guiding vision of the Programmable World, an extremely capable management team and a strong ambition to innovate and lead. We move forward with excitement, confidence and an ability to continue to challenge the status quo.”

Nokia President and CEO, Rajeev Suri, continued: “Today’s pace of technological change, driven by the transition to 5G, the Internet of Things and the cloud, is demanding extraordinary new capabilities from the network. Combining with Alcatel-Lucent comes at just the right time: we can align our product and technology roadmaps for the next generation of network technology at the outset, allowing us to take full advantage of the coming opportunities and better serve customers including communication service providers, governments, internet players and large enterprises. Nokia has the global scale, innovation muscle and end-to-end portfolio to lead this change, and ultimately expand the human possibilities of the connected world.”

Following the integration of the former Nokia Siemens Networks, the divestment of Nokia’s Devices & Services business, the sale of HERE and the acquisition of Alcatel-Lucent, Nokia is now a business focused on network equipment and wireless technology. Thursday’s celebrations mark the culmination of months of preparatory planning by teams from Nokia and Alcatel-Lucent, with Nokia employees welcoming their new colleagues and, together, setting their sights on the exciting next stage of Nokia’s journey.

Thursday also marks the reopening of Nokia’s public exchange offer for Alcatel-Lucent securities, with Nokia encouraging any remaining Alcatel-Lucent shareholders, American depositary receipt holders and bondholders to take this opportunity to tender their securities and join the renewed and strengthened company.

Nokia is now gearing up for Mobile World Congress 2016 in February, when it will share more about its vision of expanding the human possibilities of the connected world, and how both existing and new customers can use technology to improve people’s lives.

The combined company offers a complete end-to-end portfolio of products and services, with 104 000 employees and five business groups: Mobile Networks, Fixed Networks, IP/Optical Networks, Applications & Analytics and Nokia Technologies.

Nokia is an innovation powerhouse with some 40 000 R&D professionals, a combined pro forma R&D spend in 2014 of EUR 4.2 billion and a world-leading intellectual property portfolio. Nokia is combining its own proud R&D heritage with the unrivalled history of Bell Labs, which has been awarded 8 Nobel prizes over its lifetime, together creating around 31 000 patent families.

The company also has a stronger global presence with leading positions in a number of market segments. Its broader portfolio offers better access to an expanded addressable market with improved long-term growth opportunities. Based on Nokia estimates, the addressable market of the combined company in 2014 was approximately 50% larger than the addressable networks market for Nokia alone – increasing to approximately EUR 130 billion from some EUR 84 billion – with an estimated CAGR of approximately 3.5% for 2014-2019. This gives the combined company a stronger growth profile than the standalone Nokia.

The combined company also has a strong financial base from which to grow and invest. On a 2014 pro forma basis, the combined company would have had net sales of EUR 24.7 billion and a non-IFRS operating profit of EUR 2.3 billion; as of June 30, 2015, pro forma combined net cash stood at EUR 8.1 billion.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives. With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://www.nokia.com

Media Enquiries

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Phone: +358 10 448 4900

Email: press.services@nokia.com

Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel-Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel-Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel-Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction with Nokia; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers (“AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6 K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel-Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel-Lucent or its business or operations. Except as required by law, Alcatel-Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus / Offer to Exchange, dated November 12, 2015 included in the Registration Statement on Form F-4 filed by Nokia with the SEC on November 12, 2015 (the “Registration Statement”), the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Alcatel-Lucent with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) filed by Nokia with the French AMF or the response document (note en réponse) filed by Alcatel-Lucent with the AMF (including the letters of transmittal and related documents and in each case as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov). Nokia’s offer document (note d’information) dated November 12, 2015 on which the AMF affixed visa no. 15-573 and Alcatel-Lucent’s response document (note en réponse) dated November 12, 2015 on which the AMF affixed visa no. 15-574, containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.

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